Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

October 19, 2007

07027497

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

PROCESSED SUPPL

OCT 30 2007

THOMSON FINANCIAL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated October 19, 2007 [English translation].

dw 10/23

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

RECEIVED

2007 OCT 23 A 8:25

For immediate release

October 19, 2007

To whom it may concern:

Sumitomo Corporation
Susumu Kato, President and CEO
Code no:8053 Tokyo Stock Exchange(TSE), 1st Section
Contact: Mitsuru Iba
Corporate Communications Dept.
Tel.+81-3-5166-3089

Notice Concerning Revision of Projections on Performance of our Subsidiary
(Seven Industries Co., Ltd)

This is to inform you that a subsidiary of Sumitomo Corporation, Seven Industries Co., Ltd. has revised its projections on performance for the fiscal year ending March 31, 2008 (Apr. 1, 2007 to Mar.31, 2008) announced on Apr. 27, 2007.

Attachment:
Disclosed material of Seven Industries Co., Ltd.

(This is an English translation of the Japanese original)

October 19, 2007

Company Name: Seven Industries Co., Ltd.
Masahiro Sato, President and CEO
Tokyo Stock Exchange 2nd section Code: 7896
Nagoya Stock Exchange 2nd section Code: 7896
Contact: Masato Mabuchi, Director
Tel. +81-5-7428-7800

To whom it may concern;

Notice Regarding Revision of Projections on Performance

Based on recent trends in our performance, we have revised our projections on performance for FY2007 announced at the time of our disclosure of financial statements for FY2006 ended March 31, 2007 as follows:

1. Revision of Projected Figures for the Performance of the first half of Fiscal Year Ending March 31, 2008 (April 1, 2007 to September 30, 2007).

(1) Revision of Projected Figures (Consolidated basis) for the Performance of the first half of Fiscal Year Ending March 31, 2008 (April 1, 2007 to September 30, 2007)

(Unit : million yen,%)

	Total Trading Transactions	Operating Income	Ordinary Income	Net Income
Previously announced projections (A) (Announced on April 26, 2006)	10,120	240	215	115
Currently revised projections (B)	8,869	(125)	(124)	(75)
Change (B-A)	(1,251)	(365)	(339)	(190)
Rate of Change (%)	(12.4)	-	-	-
Performance of previous term; the first half of fiscal year (April 1, 2007 to September 30, 2007)	9,959	224	207	99

(2) Revision of Projected Figures (Non-consolidated basis) for the Performance of the first half of Fiscal Year Ending March 31, 2008 (April 1, 2007 to September 30, 2007)

(Unit : million yen,%)

	Total Trading Transactions	Operating Income	Ordinary Income	Net Income
Previously announced projections (A) (Announced on April 26, 2006)	10,120	200	175	90
Currently revised projections (B)	8,854	(190)	(191)	(85)
Change (B-A)	(1,266)	(390)	(366)	(175)
Rate of Change (%)	(12.5)	-	-	-
Performance of previous term; the first half of fiscal year (April 1, 2007 to September 30, 2007)	9,948	172	167	63

2. Reasons of Revision

Due to the amendment of The Building Standard Law of Japan, cutback on application and prolongment of examination has become conspicuous thus, leading to the drastic decrease in the number of housing starts compared to the previous term for July (-23.4%) and August(-43.3%). The continuous rise in price for building materials has added to the severe environment.
Under the circumstance, the consolidated total trading transactions of wood panels for multifamily housings has slightly increased, but the substantial decrease of glued plywood, laminated edge-glued lumber for housing interior, and other housing products has enhanced the decrease in forecast compared to the budget.
Net income is forecasted to decrease due to decrease of trading transactions and rise in price for building materials.

3. Revision of Projected Figures for the Performance of Fiscal Year Ending March 31, 2008

(1) Revision of Projected Figures (Consolidated basis) for the Performance of Fiscal Year Ending March 31, 2008 (April 1, 2007 to March 31, 2008)

(Unit : million yen,%)

	Total Trading Transactions	Operating Income	Ordinary Income	Net Income
Previously announced projections (A) (Announced on April 26, 2006)	20,750	650	600	345
Currently revised projections (B)	19,000	70	60	20
Change (B-A)	(1,750)	(580)	(540)	(325)
Rate of Change (%)	(8.4)	(89.2)	(90.0)	(94.2)
Performance of previous term; the first half of fiscal year (April 1, 2007 to September 30, 2007)	20,550	588	555	257

(2) Revision of Projected Figures (Non-consolidated basis) for the Performance of Fiscal Year Ending March 31, 2008 (April 1, 2007 to March 31, 2008)

(Unit : million yen,%)

	Total Trading Transactions	Operating Income	Ordinary Income	Net Income
Previously announced projections (A) (Announced on April 26, 2006)	20,750	575	520	290
Currently revised projections (B)	19,000	(80)	(90)	(40)
Change (B-A)	(1,750)	(655)	(610)	(330)
Rate of Change (%)	(8.4)	-	-	-
Performance of previous term; the first half of fiscal year (April 1, 2007 to September 30, 2007)	20,509	466	445	191

4. Reasons of Revision

Total trading transactions, ordinary income, and net income is to be affected by the reasons given above in 2 and the amendment of The Building Standard Law of Japan is expected to hold influence in the second half of fiscal year.

Remarks:

Revised projected figures include forecasts which are based on future precondition, outlook and projection as of October 19, 2007.

These revised projected figures can change from actual figures under the influence of economic situations, market trends, currency fluctuations, and any other indefinite factors.

END